

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-mail

Mr. Howard Hochhauser
Chief Financial Officer
Ancestry.com Inc.
360 West 4800
North Provo, UT 84604

> **Re: Ancestry.com Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34518**

Dear Mr. Hochhauser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Key Business Metrics, page 36

1.   You report that as of December 31, 2011, the majority of your subscribers had annual subscription durations, and that these commitments have enhanced your near-term visibility of your revenues and enabled you more effectively manage your growth and provided working capital benefits. You also state that given that annual subscriptions have historically represented a majority of your subscriptions, a large portion of your revenues for each quarter has reflected deferred revenues from subscriptions entered into during previous quarters. In subsequent filings, consider providing quantitative

disclosure regarding the percentage of your subscribers that have chosen annual, semi-annually, quarterly and monthly subscriptions so as to provide a better understanding of your operations.

Notes to Consolidated Financial Statements

Note 13 - Income Taxes, page F-18

2.   We note from your disclosure on page F-20 that you file income tax returns in foreign jurisdictions. Tell us what consideration you gave to including a description of the tax years that remain subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-10-50-15(e).

Note 16. Geographic Information, page F-22

3.   We note that you break out your subscription revenues by geographic location. Please tell us what consideration you gave to breaking out your total revenues by geographic location. We refer you to FASB ASC 280-10-50-41a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief